September 14, 2012

Erin Jaskot

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  SunCoke Energy Partners, L.P.

        Registration Statement on Form S-1

        Filed August 8, 2012

        File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 1, each of which has been marked to show changes made to the original filing. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 4, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meanings given to them in Amendment No. 1.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins Llp Attorneys At Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, September 14, 2012, Page 2

General

1.	Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response:

The Registrant will include a price range in a subsequent pre-effective amendment to the Registration Statement. Further, the Registrant acknowledges that the Staff will need sufficient time to review the amendment and may have further comments when the price range and related information have been included.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of units offered and the mid-point of the offering price range, or the number of units to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:

The Registrant will provide in subsequent pre-effective amendments to the Registration Statement all material information other than information that the Registrant is entitled to omit pursuant to Rule 430A. The Registrant confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus without an estimated price range, maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information which may be excluded in reliance upon Rule 430A.

3.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Securities and Exchange Commission, September 14, 2012, Page 3

Response:

The Registrant will provide to the Staff supplementally copies of the artwork and graphics that it proposes to include in the prospectus.

4.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Response:

Prior to the effectiveness of the Registration Statement, the Registrant will arrange to have a FINRA representative call the Staff or provide the Staff with a letter indicating that FINRA has cleared the proposed underwriting compensation for the offering.

5.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Registrant nor anyone authorized to do so on its behalf has provided any materials in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) to potential investors that are qualified institutional buyers or institutional accredited investors. The Registrant is not aware of any research reports about the Registrant that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Registrant will supplementally provide the Staff with any such written materials and any such research reports of which it becomes aware.

Prospectus Cover Page

6.	Please revise your cover page to disclose in the bullet point list of risks that (1) on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common and subordinated units for the year ended December 31, 2011 and the twelve months ended June 30, 2012; and (2) your tax treatment depends on your status as a partnership and if you do not qualify as a partnership, the cash available for distributions will be substantially reduced.

Securities and Exchange Commission, September 14, 2012, Page 4

Response:

The Registrant has revised the disclosure in Amendment No. 1 accordingly. Please see the cover page of the prospectus.

Table of Contents

7.	Please remove the sentence in the paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page iv.

Summary, page 1

Organizational Structure, page 8

8.	Please disclose the percentage of common units held by your sponsor both if the over-allotment option is and is not exercised by the underwriters. Please also include disclosure showing the sponsor’s percentage ownership in both scenarios throughout your filing, as applicable.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 5, 7, 119 and 129.

The Offering, page 9

Cash Distributions, page 10

9.	Please revise your disclosure here, and elsewhere as appropriate to clearly state that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common and subordinated units for the year ended December 31, 2011 and the twelve months ended June 30, 2012.

Securities and Exchange Commission, September 14, 2012, Page 5

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see the cover page and page 12.

Summary Historical and Pro Forma Financial and Operating Data, page 13

10.	We note that you present Adjusted EBITDA to aid investors and lenders in understanding your performance without regard to financing methods, capital structure or income taxes, which would suggest that Adjusted EBITDA is presented as a performance measure. We further note your disclosure that you present Adjusted EBITDA to demonstrate your ability to generate cash to pay interest, to make distributions, and to fund capital expenditures. This disclosure would suggest that Adjusted EBITDA is presented as a liquidity measure. If you intend to present Adjusted EBITDA as a liquidity measure, please reconcile this non-GAAP measure to operating cash flows for each period presented. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the discussion of Adjusted EBITDA to, among other things, remove the suggestion that Adjusted EBITDA is presented as a liquidity measure. Please see pages 16 and 79.

11.	We further note that you present Adjusted EBITDA to allow investors and lenders to assess your compliance with certain financial covenants applicable to your indebtedness. Please provide the disclosures suggested by Question 102.09 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures when presenting a non-GAAP measure that is part of a material financial covenant to your debt agreement.

Response:

The Registrant has removed the suggestion that Adjusted EBITDA is presented as a supplemental financial measure to assess compliance with certain financial covenants applicable to its indebtedness.

Material Federal Income Tax Consequences, page 13

12.	Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities.

Securities and Exchange Commission, September 14, 2012, Page 6

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 14.

Risk Factors, page 18

General

13.	Please revise this section to present related risk factors in separate subsections. For example, your first subsection “Risks Inherent in Our Business” includes risks related to your structure and your relationship with your sponsor, as well as risks related to your business and industry in general. For example, on page 26, you present risks regarding your right of first offer to acquire certain of your sponsor’s assets, but also discuss risks relating to excess capacity in the steel industry. Please revise this section accordingly.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to reorganize the risk factors in a manner which presents related risks more effectively. The subsections used are the same as those included generally in registration statements filed by master limited partnerships in connection with initial public offerings (“IPOs”) in recent years. Please see pages 22, 26, 27, 33 and 39.

Use of Proceeds, page 44

14.	We note that you intend to use $82.5 million of the proceeds to repay SunCoke Energy, Inc. for capital expenditures. Please confirm to us that the $82.5 million has been recognized as a liability in your historical financial statements. Otherwise, please revise your disclosure to clarify that the $82.5 million will be recognized as a distribution to your sponsor. We also note your statement that additional proceeds will be used to pay your sponsor a distribution. Please revise your disclosure to state the amount of the additional distribution. Finally, to the extent that the total distribution made to your sponsor exceeds net income for fiscal year 2011, please address the presentation and disclosure requirements per SAB Topic 1:B.3 in your pro forma financial statements and in your historical financial statements.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 10, 47 and 129.

Pursuant to SAB Topic 1.B.3., the distribution payable to SunCoke has been reflected on a supplemental pro forma basis in the Predecessor Combined Balance Sheets on page F-26 and has been disclosed in the footnotes to the financial statements on page

Securities and Exchange Commission, September 14, 2012, Page 7

F-34. Upon inclusion of the unit amounts and offering price range in a subsequent amendment to the Registration Statement, the Registrant will include the supplemental pro forma net income per limited partner unit for the latest annual and interim period in the Predecessor Combined Statements of Operations as well as related footnote disclosure.

15.	We note that $225 million of the proceeds will be used to repay term loan debt assumed from your sponsor. Please disclose the interest rate and maturity of the indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 10, 47 and 129.

Cash Distribution Policy and Restrictions on Distributions, page 47

16.	We note your presentation of pro forma cash available for distribution. Please tell us how you determined this presentation complies with the requirements in Article 11 of Regulation S-X for the presentation of pro forma financial information. The presentation appears to be a pro forma cash flow presentation. Therefore, it would appear as though an Article 11 of Regulation S-X compliant presentation would be a tabular presentation of the historical cash flow statement, factually supportable adjustments, and then the pro forma financial information. Please advise.

Securities and Exchange Commission, September 14, 2012, Page 8

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to include footnote disclosure on page 56 to clarify that pro forma cash available for distribution is like adjusted EBITDA, a non-GAAP financial measure of performance. The Registrant believes, and the new footnote states, that the most directly comparable U.S. GAAP measure is pro forma net income and has reconciled cash available for distribution generated during the periods presented to pro forma net income. Since the Registrant believes the pro forma net income for the periods presented was prepared in accordance with Article 11 of Regulation S-X, it believes the presentation of pro forma cash available for distribution in the Registration Statement is appropriate. Article 11 also does not contain a requirement for a pro forma cash flow statement and does not provide any guidance on how to prepare a pro forma cash flow statement. Further, the Registrant has added a footnote on page 56 to make clear that the presentation is not a pro forma cash flow measure. The Registrant also believes the presentation of pro forma cash available for distribution in the Registration Statement is similar to the disclosure in other registration statements filed in connection with master limited partnership IPOs in recent years.

17.	We note your presentation of the measure, Cash Available for Distribution. This measure appears to be a non-GAAP measure. Based on the title and the purpose of the measure, it appears to be a liquidity measure. As such, please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including the reconciliation to a US GAAP liquidity measure. Please also refer to the guidance in Question 102.07 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for additional guidance. We may have further comment.

Response:

As noted in the Registrant’s response to Comment 16, the Registrant respectfully submits that cash available for distribution is an operating measure and not a liquidity measure, and that the most directly comparable GAAP measure is net income. Therefore, the Registrant has reconciled cash available for distribution to net income in the Registration Statement. The Registrant has reviewed Item 10(e)(1)(i) of Regulation S-K and the guidance referred to by the Staff, and as a result has revised the Registration Statement to include footnote disclosure on page 56 and enhanced the disclosure under “Selected Historical and Pro Forma Financial and Operating Data” on page 79.

18.	Regarding your current presentation of the calculation of Cash Available for Distribution, it appears that your presentation does not address certain items that require the use of cash – working capital, debt repayments, expansion capital expenditures, et cetera. Please include these items and any other uses of cash, as referenced in your liquidity section of MD&A, in your presentation, even if the consideration is zero. This will allow an investor to fully understand how all of your material uses of cash are impacting cash distributions. Please also address this issue in your forecast presentation on page 55 of the Form S-1.

Securities and Exchange Commission, September 14, 2012, Page 9

Response:

The Registrant has revised the Registration Statement to include footnote disclosure on expansion capital expenditures and the funding thereof. Please see pages 54 and 56.

The Registrant does not believe that adding disclosure with respect to the items in the body of the table would be consistent with the purpose of the table (which is meant to depict a performance measure and not a liquidity measure). As stated above in response to Comment 16, pro forma cash available for distribution can be viewed as Adjusted EBITDA, as further adjusted for debt cost and sustaining capital expenditure requirements (ongoing capital expenditures and estimated replacement capital expenditures). The Registrant believes that by deducting these costs from Adjusted EBITDA, the presentation provides a longer term perspective on the performance capabilities of the Registrant’s operations. The Registrant has also deducted incremental general and administrative costs associated with being a public company to make pro forma cash available for distribution more comparable with forecasted cash available for distribution. Further, as explained in the new footnote disclosure, expansion capital expenditures were funded by capital contributions, which offset each other for the purposes of the table. Moreover, there were no relevant debt repayments or material changes in working capital.

19.	We note your disclosure on page 61 of the Form S-1, in which you note that distributions will either be related to “operating surplus” or “capital surplus”. Please tell us your consideration of disclosing your operating surplus and capital surplus for fiscal year 2011 and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated Cash Available for Distribution.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 54 and 56.

20.	We note that you intend to present Estimated Cash Available for Distribution for fiscal year 2013 on page 55 of the Form S-1. Please tell us your consideration of the guidance in Item 10(b)(2) of Regulation S-K to disclose a range of projections for sales and other operating revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions.

Response:

In electing not to use a range, the Registrant considered, among other things, the nature of its operations, including the pricing provisions of its long-term agreements, the variables likely to affect its business and the presentation used in other registration statements filed in connection with master limited partnership IPOs in recent years, which the Registrant believes investors have come to expect.

Securities and Exchange Commission, September 14, 2012, Page 10

21.	As you are presenting a forecast of a non-GAAP measure (i.e., Estimated Cash Available for Distribution), please also address the need to provide the disclosures required by Item 10(e)(1) of Regulation S-K, including reconciliation to the most directly comparable US GAAP measure (e.g., cash flows from operations for liquidity measures).

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. As noted in the Registrant’s responses to Comments 16 and 17, the Registrant believes that the reconciliation to pro forma net income and to estimated net income meets the requirements of Item 10(e)(1) of Regulation S-K. The Registrant notes that the presentation in the Registration Statement is consistent with the presentation in registration statements filed by other master limited partnerships in connection with their IPOs in recent years.

22.	Please remove the language in the last paragraph on page 54 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response:

The Registrant acknowledges the Staff’s Comment and has removed the relevant language on page 58.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

Items Impacting Comparability, page 81

23.	We note your disclosure on page 59 of Form S-1 that the energy producing subsidiaries are not expected to be subject to income tax expense, as they are considered disregarded entities for tax purposes. Please provide this explanation with your disclosures in MD&A. Please also provide disclosure that clarifies the facts and circumstances that would result in your energy producing subsidiaries to no longer be considered disregarded entities for tax purposes.

Securities and Exchange Commission, September 14, 2012, Page 11

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 86.

24.	For your analysis of the six months interim periods presented, please expand upon costs and operating expenses to clarify why depreciation was accelerated for certain assets. Please also tell us your consideration of the guidance in ASC 250-10-45-17 – 45-20 and the corresponding disclosure requirements in ASC 250-10-50-4 for a change in estimate. Finally, please explain why corporate allocations were lower for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 87 for expanded disclosure on accelerated depreciation and corporate allocations. Additionally, the Registrant has considered the guidance contained in ASC 250-10-50-4 and notes that the change in estimate affected only the current period. This change in estimate was accounted for in the period of change as required by ASC 250-10-45-17.

Results of Operations, page 82

25.	We note your disclosure on page 80 that the largest cost component of your coke is the cost of purchased coal and, provided you realize certain targeted coal-to-coke yields, coal costs are a pass-through component of the coke price. However, if you do not realize such coal-to-coke yields, you are responsible for the cost of the additional coal used in the cokemaking process. Please revise your disclosure to indicate whether the Haverhill or Middletown facilities have historically been able to meet such coal-to-coke yields, and if not, please disclose the impact to results of operations.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 84.

Liquidity and Capital Resources, page 84

26.	Please revise your disclosure to describe in appropriate detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements. Please refer to your cross-reference on page 47.

Securities and Exchange Commission, September 14, 2012, Page 12

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 91 and 92.

Cash Provided by (Used in) Operating Activities, page 85

27.	We note your disclosure on page 86 that net cash provided by operating activities increased for the year ended December 31, 2010 as compared to December 31, 2009, due in part to “the timing of coal payments.” Please revise your disclosure to explain how the timing of such payments contributed to the increase in net cash provided by operating activities.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 90.

New Revolving Credit Facility, page 86

Senior Notes, page 87

28.	Please confirm that you will file a form of the New Revolving Credit Facility as well as the agreements relating to the issuance of the Senior Notes in a future amendment to the registration statement. Please confirm that any “form of” agreement that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any other way will be re-filed accordingly.

Response:

The Registrant acknowledges the Staff’s Comment and confirms that it will file a form of New Revolving Credit Facility and the forms of agreements relating to the issuance of the Senior Notes in a subsequent pre-effective amendment and that such forms of agreements will be consistent with Instruction 1 to Item 601 of Regulation S-K.

29.	Please revise your disclosure in this section to include a discussion of the material financial tests and covenants in your new revolving credit facility and under your senior notes. We note your statement on page 47 that you will be subject to restrictions on distributions under the senior notes and the revolving credit facility, and that the financial covenants are described in this section. Please revise accordingly.

Securities and Exchange Commission, September 14, 2012, Page 13

Response:

The Registrant acknowledges the Staff’s Comment and as noted in the Registrant’s response to Comment 26, the Registrant has revised the Registration Statement accordingly. Please see pages 91 and 92.

Contractual Obligations, page 88

30.	Please include your long-term debt and corresponding interest payments in your contractual obligations table as of December 31, 2011. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to include its long-term debt and corresponding interest payments in the contractual obligations table as of December 31, 2011. Please see page 93.

Business, page 97

General

31.	Please file the following agreements as exhibits to the registration statement, or, alternatively, please tell us why you are not required to do so:

•	Haverhill’s Steam Supply and Purchase Agreement;

•	Material energy sales agreements with other parties for the sale of electricity by Middletown and Haverhill; and

•	Long-term rail transportation agreements for delivery of coke to ArcelorMittal.

Securities and Exchange Commission, September 14, 2012, Page 14

Response:

The Registrant respectfully advises the Staff that it does not consider the Haverhill Steam Supply and Purchase Agreement to be a material contract. Sales under that agreement to Goradia Capital LLC and, prior thereto, to the chemical business of Sunoco, Inc., totaled $7.7 million, $9.6 million, and $7.8 million in 2011, 2010, and 2009, respectively. The Registrant also advises the Staff that there are no other energy sales agreements with other parties for the sale of the electricity by Middletown and Haverhill. Finally, the Registrant respectfully submits that the long-term rail transportation agreements for delivery of coke to ArcelorMittal are not material contracts, due to (a) the amount of fees involved, and (b) the fact that the rail company is a common carrier. Based on the foregoing, even if the agreements were terminated, the Registrant would have access to the lines and an ability to challenge rates through an appropriate regulatory proceeding.

Environmental Matters and Compliance, page 113

32.	We note your disclosure regarding the cost of expected projects relating to energy recovery systems and the enhancement of environmental performance at your Haverhill facility. Please also disclose the material estimated capital expenditures for environmental control facilities for the remainder of the fiscal year, for the succeeding fiscal year, and for further periods as material. See Item 101(c)(1)(xii) of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s Comment and respectfully submits that it does not expect to have any material costs relating to energy recovery systems or the enhancement of environmental performance at its Haverhill facility other than as disclosed on page 118 of the Registration Statement.

Executive Compensation and Other Information, page 117

33.	We note your disclosure that you do not directly employ any of the persons responsible for managing your business, but that you will reimburse your sponsor for the services provided to you by your sponsor’s employees, including your executive officers. With a view toward future filings, please inform us of your intent to disclose the compensation awarded to, earned by, or paid to the named executive officers and directors for all services rendered in all capacities to you and your subsidiaries, even where such compensation is paid by your sponsor. See Item 402(a)(2) of Regulation S-K and refer to Regulation S-K Questions 217.03 and 217.08 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

Response:

All of the Registrant’s named executive officers are also executive officers of the Registrant’s sponsor and are expected to share their time with the sponsor. Under its limited partnership agreement and pursuant to the terms of the Omnibus Agreement, the Registrant is obligated to reimburse its general partner and its general partner’s affiliates, including the sponsor, for all reasonable costs incurred on the Registrant’s behalf, including a reasonable allocation of general and administrative costs.

Securities and Exchange Commission, September 14, 2012, Page 15

The Registrant and its sponsor believe it is appropriate to allocate these overhead costs on the basis of the costs and the level of support attributable to the applicable operating facilities for each function performed by the sponsor (e.g., legal, finance, tax, etc.), rather than on the basis of time spent by individual officers acting within a function. The estimated cost and level of support for each of the Registrant’s operating facilities will be based on a weighted average of certain primary factors determined by management of the sponsor, including the type of operations and products produced, as well as contract and business complexity at each facility. Therefore, for so long as this methodology is used, there will be no specific allocation of a portion of a shared officer’s compensation to be included in the Registrant’s Form 10-K.

In making this determination, the Registrant considered the Division of Corporation Finance’s Compliance & Disclosure Interpretation 217.08 (“C&DI 217.08”), which is in part based on the premise that the monies paid by the parent for the services of an executive officer is allocable based on the executive officer’s time spent on the business of the parent company versus the business of the subsidiary. The Registrant believes that in its situation any allocation of monies in such a manner would be burdensome to administer, highly subjective, and would not reflect the actual services provided by each executive officer.

As described on page 123, the Registrant expects that its executive officers will devote less than a majority of their total business time to the management of the Registrant’s assets. The Registrant will disclose (a) the general structure of its shared management arrangement and the fees paid to the Registrant’s sponsor to reflect the amount of the sponsor’s general and administrative costs allocated to the Registrant, (b) any compensation associated with awards granted under the long-term incentive plan that will be adopted by its general partner, and (c) all compensation paid to the independent directors of its general partner.

Additionally, it should be noted that the Registrant’s sponsor is a publicly traded corporation and each of the Registrant’s executive officers for whom disclosure is currently required (pursuant to the executive compensation disclosure rules applicable for emerging growth companies under the Jumpstart Our Business Startups Act) is also currently a named executive officer of the Registrant’s sponsor whose compensation is publicly reported by the sponsor (except for any compensation associated with awards granted under the long-term incentive plan that is expected to be adopted by the Registrant’s general partner). Pursuant to Regulation S-K Question 217.03 in the Division of Corporation’s Finance Compliance & Disclosure Interpretations, the Registrant is not required to disclose in its registration statement historical compensation previously awarded to the executive officers by its sponsor. In future years, the Registrant intends to disclose compensation paid to the executive officers in the manner described above and by cross-referencing to its public sponsor’s executive compensation disclosures included in the sponsor’s proxy statement with respect to named executive officers that are shared with the sponsor.

Securities and Exchange Commission, September 14, 2012, Page 16

Certain Relationships and Related Party Transactions, page 120

34.	Please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your assumption of debt from your sponsor, as discussed on page 44.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 10, 47 and 129.

35.	Please disclose any fee that you will pay to your sponsor for the non-exclusive right to use your sponsor’s current and future cokemaking and related technology.

Response:

The Registrant will not pay any fee to its sponsor for the right to use the sponsor’s cokemaking and related technology. The consideration for the license, as well as for the contribution by the sponsor of the 60% interest in each of Haverhill Coke Company LLC and Middletown Coke Company, LLC, is the issuance of the general partner interest, the subordinated and common units, and incentive distribution rights, and the distributions and retained amounts disclosed under “Use of Proceeds”. The Registrant has added to the disclosure that no separate consideration will be charged for the license. See page 133.

36.	Please file the contribution agreement and license agreement with your sponsor as exhibits to the registration statement.

Response:

The Registrant advises the staff that it will file the Contribution Agreement with a subsequent pre-effective amendment to the Registration Statement. Further, the Registrant has clarified in Amendment No. 1 that the licensing arrangement by and between the Registrant and its sponsor is embodied in the Omnibus Agreement (to be filed as Exhibit 10.2).

Applicable Law; Forum; Venue and Jurisdiction, page 136

37.	We note your disclosure regarding forum selection on page 136. Several lawsuits are currently challenging the validity of choice of forum provisions. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Securities and Exchange Commission, September 14, 2012, Page 17

Response:

The Registrant acknowledges the Staff’s Comment but respectfully submits that the lawsuits referenced in the Staff’s Comment, which it understands to be the actions recently filed in the Delaware Chancery Court challenging choice of forum provisions in corporate bylaws, are distinguishable on multiple grounds; further the Registrant believes that the choice of forum provisions in the constituent documents of Delaware alternative entities (limited partnerships and limited liability companies) are enforceable.

The referenced lawsuits challenge forum selection provisions adopted unilaterally by the board of directors (without stockholder approval) in corporate bylaws after stockholders had already purchased stock in the corporation. The forum selection provision will be included in the partnership agreement at the time of the IPO and thus will be approved by all partners in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”).

The DRULPA contains provisions supportive of the principles of freedom of contract and expressly deals with choice of forum, providing that “[i]n a written partnership agreement or other writing, a partner may consent to be subject to . . . the exclusive jurisdiction of the courts of the State of Delaware . . .” 6 Del. C. 17-109. The Delaware Supreme Court has held that a choice of forum provision in a limited liability company agreement is enforceable. Elf Atochem North America, Inc. v. Jaffari, 727 A.2d 286 (Del. 1999). The Delaware Supreme Court’s reasoning in Elf Atochem strongly suggests that it would come to the same conclusion regarding agreements of limited partnership, including the partnership agreement. The Court notes that the “architecture and much of [the] wording of” the Delaware Limited Liability Company Act “is almost identical to that of the Delaware LP Act” and that “[t]he policy of freedom of contract underlies both the [LLC] Act and the [DRULPA].” 727 A.2d at 290. The Court’s decision to enforce the choice of forum clause in Elf Atochem is based on this freedom of contract, with the Court noting “truly, the partnership agreement is the cornerstone of a Delaware limited partnership, and effectively constitutes the entire agreement among the partners…Once partners exercise their contractual freedom in their partnership agreement, the partners will have a great deal of certainty that their partnership agreement will be enforced in accordance with its terms.”

Accordingly, the Registrant believes that the proposed forum selection provision will be enforceable, that the referenced lawsuits challenging corporate governance documents are distinguishable, and that there is no specific risk that requires disclosure in the Registration Statement.

Securities and Exchange Commission, September 14, 2012, Page 18

Registration Rights, page 147

38.	We note that you intend to enter into a registration rights agreement with your sponsor. Please file the executed version of this agreement as an exhibit to your registration statement.

Response:

The Registrant advises the Staff that it plans to file the form of Registration Rights Agreement with a subsequent pre-effective amendment to the Registration Statement. The Registration Rights Agreement will be entered into in connection with the closing of the initial public offering.

Material U.S. Federal Income Tax Consequences, page 150

Taxation of the Partnership, page 150

Partnership Status, page 150

39.	We note that you are providing a firm conclusion regarding your treatment as a partnership for federal tax purposes. Accordingly, please remove the word “generally” from this discussion and please delete the first sentence in this section statement that you “expect” to be treated as a partnership. See Section II.C. of Staff Legal Bulletin No. 19 (Oct. 14, 2011) and Item 12 of Industry Guide 5.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see the revisions starting on page 159.

Tax Consequences of Unit Ownership, page 152

40.	Please revise this section to remove the uncertainty that appears throughout this section, such as under “Treatment of Distributions,” “Limitations on Deductibility of Losses,” “Limitations on Interest Deductions,” etc. In particular, please remove the words “generally” and “may” from the discussion and instead provide a “will” opinion. Alternatively, please revise to clearly state that the opinion is subject to a degree of uncertainty and describe the degree of uncertainty, explain why a “will” opinion cannot be provided, and provide adequate risk factor disclosure setting forth the tax risks to investors.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to remove unintended uncertainty with respect to material tax consequences to investors. There remain, however, certain instances in which the disclosure describes

Securities and Exchange Commission, September 14, 2012, Page 19

a general rule with immaterial exceptions. Although such exceptions are not anticipated to be relevant to potential investors, the Registrant feels it is appropriate to acknowledge that the rules may have exceptions. Because an investor’s tax consequences may depend upon such investor’s particular circumstances, the disclosure encourages potential investors to consult with their own tax advisors with respect to their particular consequences. The Registrant respectfully submits that it does not believe that providing additional disclosure on such matters would provide investors with additional material information. To the contrary, the Registrant believes that adding disclosure to provide “will” opinions on such ancillary points would add extensive disclosure that is more likely to confuse than inform potential investors. Moreover, the Registrant believes that the disclosure with respect to these points is consistent with the disclosure in other registration statements filed in connection with master limited partnership IPOs. Please see the pages 161 to 165.

Underwriting, page 164

Relationships, page 167

41.	Please disclose any interest that either of the underwriters may have in your new credit facility agreement or in your planned issuance of the senior notes.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 176.

Experts, page 170

42.	Please include a reference to your consolidated balance sheet that has also been audited by Ernst & Young LLP.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 179.

Unaudited Pro Forma Combined Financial Statements, page F-2

43.

We note that you have presented pro forma adjustments related to your capital structure, the contribution of the 60% ownership interest in the entities that own the Haverhill and Middletown facilities by your sponsor, and your use of the offering proceeds and the entry into a new $100 million revolving credit facility and the issuance of $150 million senior notes on a combined basis. Please revise your disclosures to clarify that completion of this offering is contingent upon the issuance of the $150 million senior notes and the entry into the new $100 million

Securities and Exchange Commission, September 14, 2012, Page 20

revolving credit facility. If the offering is not contingent upon the senior notes and revolving credit facility, please separately present the impact of the offering from the impact of the new debt facilities. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 6, 7 and 86.

44.	Please revise your disclosure for pro forma adjustment (i) to provide investors with your calculation of noncontrolling interest held by SunCoke. For example, please disclose the total assets and total liabilities from the entities that own the Haverhill and Middletown facilities. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response:

The Registrant acknowledges the Staff’s Comment and has expanded its disclosure to provide a calculation of noncontrolling interests on page F-8. The Registrant respectfully advises the Staff that the total assets and liabilities of Haverhill Coke Company LLC and Middletown Coke Company, LLC, the entities that own the Haverhill and Middletown coke making facilities, are shown in the Predecessor Historical column of the pro forma Combined Balance Sheet.

45.	Please explain to us how you determined pro forma adjustment (o) is factually supportable. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance. To the extent that you are able to demonstrate that the adjustment is factually supportable, please provide a more comprehensive discussion of the allocation methodology that you and your sponsor have agreed to use following the offering, including how you calculated the adjustments, and an explanation as to why this allocation methodology was not appropriate for purposes of including historical expenses in your historical combined financial statements in accordance with SAB Topic 1:B.1.

Securities and Exchange Commission, September 14, 2012, Page 21

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to remove pro forma adjustment (o).

46.	We note your disclosure on page 2 that you will license the heat recovery technology from your sponsor. Please tell us your consideration of the guidance in Article 11- 02(b)(6) of Regulation S-X for either reflecting the licensing agreement in your pro forma financial statements or including a footnote to disclose the material terms that you anticipate will be included in a licensing agreement with your sponsor.

Response:

As noted in the response to Comment 35, the consideration to the sponsor for the license, as well as for the contribution by the sponsor of the 60% interest in each of Haverhill Coke Company LLC and Middletown Coke Company, LLC, is the issuance of the general partner interest, the subordinated and common units, and incentive distribution rights, and the distributions and retained amounts disclosed under “Use of Proceeds”. There will be no separate consideration for the license.

SunCoke Energy Partners Predecessor

1. General, page F-15

Description of Business and Basis of Presentation, page F-15

47.	Please disclose when Haverhill commenced operations.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page F-15.

3. Related Party Transactions, page F-17

Allocated Expenses, page F-18

48.	Please revise your disclosures to disclose the allocation methods used for the costs that cannot be allocated through the specific identification method (i.e., headcount or payroll dollars, estimated time, etc. Please refer to ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. The Registrant has updated the notes to the financial statements relating to Allocated Expenses in accordance with ASC 225-10-S99-3 to further discuss the allocation methodology used for costs that cannot be allocated through the specific identification method. Please see page F-18 and F-30.

Securities and Exchange Commission, September 14, 2012, Page 22

4. Customer Concentrations, page F-18

49.	Please disclose the amount of coke sales to OAO Severstal during fiscal year 2009, or confirm to us that these sales were less than 10% of fiscal year 2009 coke sales.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page F-18.

5. Income Taxes, page F-19

50.	Please provide the disclosures required by ASC 740-10-5-15.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page F-20.

12. Fair Value Measurements, page F-23

51.	Please disclose the fair value of the interest rate swaps recognized in the combined balance sheets for each period presented.

Response:

The Registrant acknowledges the Staff’s Comment and respectfully submits that, as discussed in Footnote 1: Description of Business and Basis of Presentation, the Predecessor financial statements include all revenues, costs, assets and liabilities attributable to the Predecessor.

The change in fair value of the interest rate swaps was included in the Predecessor financial statements in accordance with SAB Topic 1:B.1 to reflect all of its costs of doing business. Given that the interest rate swap agreements were between SunCoke and a separate non-related counterparty, the Registrant was not able to discretely identify a portion of the interest rate swaps attributable to the Predecessor. Therefore, the carrying value of the interest rate swaps has been excluded from the Predecessor’s balance sheet.

As disclosed in the prospectus, upon closing of the offering, the Registrant will assume and promptly repay, with the net proceeds of the offering and the concurrent senior notes offering, $225.0 million of debt related to our sponsor’s term loan. Since the amount of payment to our sponsor is fixed at $225.0 million, the fair market value of

Securities and Exchange Commission, September 14, 2012, Page 23

the interest rate swaps has no impact on the Registrant’s total payment to our sponsor. As such, the Registrant determined that the disclosure of the fair value of the interest rate swaps would not be relevant nor necessary in the Predecessor financial statements.

Undertakings

52.	Please revise the undertaking that appears on page II-3 to clarify that the statement provided to unitholders will include disclosure relating to transactions with the “General Partner or its affiliates” instead of with the “registrant.” See Item 20.B. of Industry Guide 5.

Response:

The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page II-3.

Exhibits

53.	Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

Response:

The Registrant acknowledges the Staff’s Comment and plans to file all required exhibits in a timely manner in order to give the Staff sufficient time to review them prior to the Registrant requesting that the Registration Statement becomes effective.

54.	We note that you have requested confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

Response:

The Registrant acknowledges the Staff’s Comment.

Securities and Exchange Commission, September 14, 2012, Page 24

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc: Tracey Smith (Commission)

Al Pavot (Commission)

Craig E. Slivka (Commission)

Pamela A. Long (Commission)

Denise R. Cade (Registrant)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)